UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: July 6, 2017

Commission File Number: 1-15060

UBS AG
(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧ Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-204908).

This Form 6-K consists of the attached First Supplemental Indenture entered into by UBS AG as of July 3, 2017. UBS AG hereby amends the indenture dated June 12, 2015 filed as part of the Registration Statement on Form F-3ASR (file No. 333-204908) as Exhibit 4.22 thereto, filed with the Commission on June 12, 2015, under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Richard Cea
Name: Richard Cea
Title: Executive Director

UBS AG

By:	/s/ Shruti Senapati
Name: Shruti Senapati
Title: Director

Date:  6th July 2017

UBS AG

to

U.S. BANK TRUST NATIONAL ASSOCIATION
Trustee

First Supplemental Indenture

Dated as of July 3, 2017

Supplement to Indenture Dated
as of June 12, 2015

FIRST SUPPLEMENTAL INDENTURE, dated July 3, 2017 to Indenture dated as of June 12, 2015 (the “Indenture”) between UBS AG, a corporation duly organized and existing under the laws of Switzerland (herein called the “Company”), having its principal offices at Bahnhofstrasse 45, Zurich, Switzerland, and Aeschenvorstadt 1, Basel, Switzerland, and U.S. Bank Trust National Association, a national banking association duly organized and existing under the laws of the United States, as Trustee (herein called the “Trustee”).

Recitals of the Company:

WHEREAS, the Company has heretofore made, executed and delivered to the Trustee the Indenture, providing for the issuance from time to time of the Company’s unsecured debentures, notes or other evidences of indebtedness (herein called the “Securities”) to be issued in one or more series;

WHEREAS, Section 901(5) of the Indenture provides that, without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Securities created after the execution of such supplemental indenture (“Affected Securities”);

WHEREAS, the Company desires to modify certain provisions of the Indenture relating to the notice of redemption by the Company;

WHEREAS, the entry into this First Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Indenture; and

WHEREAS, all acts and things necessary to amend the Indenture and to make this First Supplemental Indenture a valid agreement of the Company and the Trustee, in accordance with its terms, have been done.

Now, Therefore, This First Supplemental Indenture Witnesseth:

For and in consideration of the premises and the purchase of the Affected Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders, from time to time of the Affected Securities or of series thereof, as follows:

ARTICLE 1
Definitions

SECTION 1.01. Definitions. For all purposes of this First Supplemental Indenture, except as otherwise stated herein, capitalized terms used but not otherwise defined in this First Supplemental Indenture shall have the respective meanings assigned to them in the Indenture. Each reference to “herein”, “hereof” and “hereunder” and other words of similar import contained in the Indenture shall, after this First Supplemental Indenture becomes effective, refer to the Indenture as supplemented thereby.

ARTICLE 2
Amendments

SECTION 2.01. Notice on Election to Redeem; Notice to Trustee. Section 1102 of the Indenture is hereby amended, with respect to any Affected Securities, by deleting the phrase “at least 5 Business Days” and replacing it with the phrase “at least 3 Business Days”.

SECTION 2.02. Notice of Redemption. Section 1104 of the Indenture is hereby amended, with respect to any Affected Securities, by deleting the phrase “not less than 5 Business Days” and replacing it with the phrase “not less than 3 Business Days”.

ARTICLE 3
Miscellaneous Provisions

SECTION 3.01 Effect of Supplemental Indenture. Upon the execution and delivery of this First Supplemental Indenture by the Company and the Trustee, the Indenture shall be supplemented in accordance herewith, and this First Supplemental Indenture shall form a part of the Indenture for all purposes. Every Holder of Affected Securities hereafter authenticated and delivered under the Indenture shall be bound thereby.

SECTION 3.02 Other Terms of Indenture. Except insofar as herein otherwise expressly provided, all provisions, terms and conditions of the Indenture are in all respects ratified and confirmed and shall remain in full force and effect.

SECTION 3.03. Separability Clause. In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.04. Governing Law. This First Supplemental Indenture shall b governed by and construed In accordance with the law of the State of New York.

SECTION 3.05. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall by an original; but such counterparts shall together constitute but one and the same instrument.

SECTION 3.06. Trust Indenture Act. If any provision of this First Supplemental Indenture limits, qualifies or conflicts with another provision that is required to be included in the Indenture or this First Supplemental Indenture by the Trust Indenture Act of 1939, as amended, the required provision shall control.

IN WITNESS WHEREOF the parties hereto have caused this First Supplemental Indenture to be duly executed, as of the day and year first above written.

UBS AG

By:	/s/ Richard Cea
Name: Richard Cea
Title: Executive Director

By:	/s/ Shruti Senapati
Name: Shruti Senapati
Title: Director

U.S. BANK TRUST NATIONAL ASSOCIATION

By:	/s/ Caroline Lee
Name: Caroline Lee
Title: Assistant Vice President

[Signature page to First Supplemental Indenture to UBS Debt Indenture dated June 12, 2015]